UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)



                            COLE NATIONAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    193290103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Gary P. Kreider, Esq.
                       Keating, Muething & Klekamp, P.L.L.
                              1400 Provident Tower
                             One East Fourth Street
                             Cincinnati, Ohio 45202

                                 (513)579-6411
--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
          of Person Authorized to Receive Notices and Communications)


                                 August 26, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 193290103
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Stephen N. Joffe, M. D.
--------------------------------------------------------------------------------
2       CHECK BOX IF A MEMBER OF A GROUP                                (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS *
             PF

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
  NUMBER OF     7      SOLE VOTING POWER
   SHARES
BENEFICIALLY           -0-
   OWNED BY     ----------------------------------------------------------------
    EACH        8      SHARED VOTING POWER
  REPORTING
   PERSON              1,000,000 - See Item 5.I(b)
    WITH        ----------------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       750,000
                ----------------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       1,000,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,000,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

         6.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 193290103
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Sandra F. W. Joffe
--------------------------------------------------------------------------------
2       CHECK BOX IF A MEMBER OF A GROUP                                (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS *

        PF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
  NUMBER OF       7      SOLE VOTING POWER
   SHARES
BENEFICIALLY              -0-
  OWNED BY        --------------------------------------------------------------
    EACH          8      SHARED VOTING POWER
  REPORTING
   PERSON                1,000,000 - See Item 5.II(b)
    WITH          --------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         250,000
                  --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         1,000,000
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,000,000
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES                                       [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

             6.7%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.     Security and Issuer

     This statement relates to shares of common stock, par value $0.001 per share, of Cole National Corporation, a Delaware corporation having its principal executive offices at 5915 Landerbrook Drive, Mayfield Heights, Ohio 44124.

Item 2.     Identity and Background

          (a) This statement is being filed on behalf of Stephen N. Joffe, M.D. and his wife, Sandra F. W. Joffe

          (b) The business address of the Joffes is 7840 Montgomery Road, Cincinnati, Ohio 45236.

          (c) Dr. Joffe serves as the Chairman of the Board and Chief Executive Officer of LCA-Vision Inc. Mrs. Joffe serves as the Secretary of LCA-Vision Inc. LCA-Vision Inc.'s address is 7840 Montgomery Road, Cincinnati, Ohio 45236.

          (d) Neither of the Joffes has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

          (e) Neither of the Joffes has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding were they or are they subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  The Joffes are United States citizens.

Item  3.      Source and Amount of Funds or Other Consideration

     The Joffes have used personal funds in connection with acquisitions to date of such Cole National Corporation common stock.

Item  4.      Purpose of Transaction

     The Joffes have acquired their beneficial ownership in the shares of Cole National Corporation common stock for investment purposes. The Joffes may purchase additional shares of common stock in the open market or in private transactions or sell any or all of their shares of common stock.

     Other than as set forth above, the Joffes have no plans or proposals which would relate to or result in actions under any of the following paragraphs of
Item 4 of Schedule 13D:

          (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Company;

          (f) any other material change in the Company's business or corporate structure;

          (g) changes in the Company's articles of incorporation or by-laws or other actions which may impede the acquisition of control of the Company by any person;

          (h) causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

          (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j)  any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

          I.   Dr. Joffe

               (a)  See page 2, nos. 11 and 13.

               (b)  See page 2, nos. 7-10.

               (c) All of the following trades were made through market transactions during the last sixty days:

   Date          Purchase or Sale        Number of Shares        Price Per Share
   ----          ----------------        ----------------        ---------------
 07/22/99            Purchase                  1,500                  $8.06
 07/22/99            Purchase                  5,000                   8.00
 07/22/99            Purchase                  2,500                   8.00
 07/22/99            Purchase                  2,500                   8.00
 07/22/99            Purchase                  2,500                   8.13
 07/22/99            Purchase                  2,500                   8.13
 07/22/99            Purchase                  3,000                   8.19
 07/22/99            Purchase                  1,500                   8.19
 07/22/99            Purchase                  1,500                   8.25
 07/22/99            Purchase                  1,500                   8.25
 07/22/99            Purchase                  4,500                   8.44
 07/26/99            Purchase                  2,500                   8.00
 07/26/99            Purchase                  2,500                   8.00
 07/26/99            Purchase                  5,000                   8.00
 07/26/99            Purchase                  5,000                   8.00
 07/26/99            Purchase                  5,000                   8.00
 07/26/99            Purchase                  5,000                   8.00
 07/26/99            Purchase                  5,000                   8.00
 07/26/99            Purchase                  5,000                   8.00
 07/26/99            Purchase                  5,000                   8.00
 07/26/99            Purchase                 10,000                   8.00
 07/26/99            Purchase                 10,000                   8.00
 07/26/99            Purchase                 10,000                   8.00
 07/26/99            Purchase                 10,000                   8.00

 07/26/99            Purchase                 10,000                   8.00
 07/26/99            Purchase                 10,000                   8.00
 07/26/99            Purchase                 10,000                   8.00
 07/26/99            Purchase                 10,000                   8.00
 07/27/99            Purchase                  2,400                   8.00
 07/27/99            Purchase                  5,800                   8.13
 07/27/99            Purchase                 10,000                   8.06
 07/28/99            Purchase                   600                    8.00
 07/28/99            Purchase                  3,200                   8.06
 07/28/99            Purchase                  9,500                   8.19
 07/28/99            Purchase                  5,600                   8.19
 07/29/99            Purchase                  2,400                   8.13
 07/30/99            Purchase                  5,000                   8.13
 07/30/99            Purchase                  5,600                   8.13
 07/30/99            Purchase                  2,000                   8.13
 07/30/99            Purchase                  1,400                   8.13
 08/02/99            Purchase                 10,000                   8.00
 08/02/99            Purchase                  5,700                   8.06
 08/03/99            Purchase                  6,100                   8.06
 08/03/99            Purchase                  3,000                   8.00
 08/03/99            Purchase                  1,000                   8.00
 08/03/99            Purchase                  2,900                   8.06
 08/10/99            Purchase                  3,300                   8.06
 08/11/99            Purchase                  5,000                   8.06
 08/11/99            Purchase                  6,000                   8.06
 08/12/99            Purchase                 20,000                   8.50

 08/12/99            Purchase                 15,000                   8.50
 08/12/99            Purchase                 15,000                   8.50
 08/12/99            Purchase                 10,000                   8.50
 08/12/99            Purchase                 50,000                   8.38
 08/13/99            Purchase                 150,000                  8.25
 08/16/99            Purchase                 100,000                  8.13
 08/24/99            Purchase                 125,000                  8.06
 08/26/99            Purchase                 10,000                   8.06
 08/26/99            Purchase                 10,000                   8.06

               (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred to in
                    Item 5.I(a).

               (e)  Not applicable.

          II.  Mrs. Joffe


               (a)  See page 3, nos. 11 and 13.

               (b)  See page 3, nos. 7-10.

               (c) All of the following trades were made through market transactions during the last sixty days:

   Date          Purchase or Sale        Number of Shares        Price Per Share
   ----          ----------------        ----------------        ---------------

 09/01/99            Purchase                 107,900                 $7.44
 09/07/99            Purchase                 142,100                  7.81

               (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred to in
                    Item 5.II(a).

               (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings, and Relationships with Respect to Securities of the Issuer

          None.

Item  7.  Material Required to be Filed as Exhibits

          Exhibit 10 Agreement required pursuant to Regulation Section 240.13d-1(f)(1) promulgated under the Securities Exchange Act of 1934

          Exhibit 24.1     Power of Attorney for Dr. Joffe

          Exhibit 24.2     Power of Attorney for Mrs. Joffe


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                    SIGNATURE

     After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete, and correct.



September 8, 1999                                    /s/ Stephen N. Joffe
                                                     ---------------------------
                                                         Stephen N. Joffe


                                                     /s/ Sandra F.W. Joffe
                                                     ---------------------------
                                                         Sandra F.W. Joffe